RBC COMMENTS ON CITI INVESTMENT RESEARCH REPORT

TORONTO, April 28, 2008 - Royal Bank of Canada (RY on TSX and NYSE) today issued the following statement with regards to the Citi Investment Research report which was issued this morning.

We provided extensive disclosure in our Q1 2008 report to shareholders with respect to our financial position at the time. As our second quarter 2008 has not yet ended, we are not in a position to quantify valuations and report on our current financial position. However, based on our knowledge of developments within our institution following Q1 2008 and our assessment of reporting practices of global financial institutions with respect to their first calendar quarter earnings, we believe that the analysis contained in the Citigroup report dated April 27, 2008 contains significant errors in fact and significantly overstates both the risks and the amount of any potential write-down RBC might incur. Our exposures are well within our risk limits as an organization and we do not see these as creating any significant downward pressure on our capital ratios. In short, our exposures are within our risk appetite and are very manageable.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. These forward-looking statements include, among others, statements with respect to our financial position and any potential write-down RBC might incur.  Forward-looking statements are typically identified by words such as "believe," "expect," "forecast," "anticipate," "intend," "estimate," "goal," "plan" and "project" and similar expressions of future or conditional verbs such as "will," "may," "should," "could" or "would."  By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove accurate and that our assumptions may not be correct.   We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements.

These factors include general business and economic conditions in Canada, the United States, and other countries in which we conduct business, including the impact from continuing volatility in the U.S. subprime and related markets and lack of liquidity in the financial markets; the impact of the movement of the Canadian dollar relative to other currencies, particularly the U.S. dollar and British pound; the effects of changes in government monetary and other policies; the impact of changes in laws and regulations including tax laws and changes in accounting standards, policies and estimates, including changes in our estimates of provisions and allowances. We caution that the foregoing list of important factors that may affect future results is not exhaustive. Except as required by law, we do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Additional information about these and other factors can be found in our 2007 Annual Report and in our Q1 2008 Report to Shareholders.

For further information, please contact:

Media Contact:
Beja Rodeck, Director, Media Relations, (416) 974-5506, beja.rodeck@rbc.com

Investor Contacts:
Marcia Moffat, Head, Investor Relations, (416) 955-7803, marcia.moffat@rbc.com